MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three month period ended March 31, 2004 was prepared as of April 28, 2004 and should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three month period ended March 31, 2004 and the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis of Intier Automotive Inc. (the "Company") for the year ended December 31, 2003, as included in the 2003 Annual Report. This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted, please see "Net loss from discontinued operations". All amounts in this Management's Discussion and Analysis are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, the Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. For the three month period ended March 31, 2004, the Company's Interior Systems segment accounted for approximately 78% and 69% of the Company's consolidated sales and operating income, and the Company's Closure Systems segment accounted for approximately 22% and 31% of the Company's consolidated sales and operating income.

The following are highlights of the Company's financial performance for the first quarter of 2004:
•	Total sales increased 37% to $1,393 million compared to $1,020 million for the first quarter of 2003;
•

Average dollar content on North American produced vehicles in the first quarter of 2004 increased by $69 to $208 as compared to $139 in the first quarter of 2003. Western European average dollar content per vehicle increased $20 to $104 in the first quarter of 2004 as compared to $84 in the first quarter of 2003. The growth in content in both North America and Europe was attributable to increased market penetration and the positive impact of foreign exchange translation on sales;

•

New products launched during the first quarter of 2004 included the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivan;

•

During the first quarter of 2004, the Company sold a manufacturing facility formerly reported in the Europe Interior Systems segment for a net loss of $5.3 million, including a write-off of future tax assets of $1.8 million;

•

The Company closed two European manufacturing facilities and transferred the continuing business to other Company facilities within Europe. The Company incurred a $2.5 million restructuring charge for severance and termination costs relating to one of the closed manufacturing facilities reported in the Closure Systems segment;

•	The Company reorganized two facilities in the Europe Interior Systems segment and incurred a charge of $4.0 million relating to the writedown of inventory;
•	North American light vehicle production remained relatively flat at approximately 4.1 million units. Western European vehicle production remained relatively flat at approximately 4.3 million units;
•	Operating income increased by 79% to $55.0 million from $30.7 million in the first quarter of 2003.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts;

•	Increasing price reduction pressures from the Customer could reduce sales and profit margins;
•

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers that could reduce profit margins;

•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage.

RESULTS OF OPERATIONS
Three month periods ended March 31	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7580	0.6619	14.5%
1 euro equals U.S. dollars	1.2482	1.0727	16.4%
1 British pound equals U.S. dollars	1.8404	1.6020	14.9%

The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. As a result of the significant strengthening in the functional currencies noted above, sales and operating income for the three month period ended March 31, 2004 have increased by approximately $110 million and $2 million, respectively from the comparable period for 2003. Throughout this Management's Discussion and Analysis, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales
 (in millions, except average dollar content per vehicle)

Three month periods ended March 31	2004	2003

Vehicle production volumes
North America	4.1	4.2
Europe	4.3	4.3

Average dollar content per vehicle
North America	$208	$139
Europe	$104	$84

Production sales - Interior Systems
North America	$620.4	$392.8
Europe	393.0	319.9
Production sales - Closure Systems	295.8	224.0

	1,309.2	936.7

Tooling and engineering sales	83.9	83.2

Total sales	$1,393.1	$1,019.9

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 58% to $620.4 million for the first quarter of 2004 compared to $392.8 million for the first quarter of 2003. This growth was primarily a result of an increase in average dollar content per vehicle and the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new product launches during the first quarter of 2004 including the complete seats, headliner and instrument panel for the Chevrolet Equinox and the second and third row stow in floor seats for the DaimlerChrysler minivan and also to new products launched during the second half of 2003, including the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe:  European production sales for the Interior business increased 23% to $393.0 million for the first quarter of 2004 compared to $319.9 million for the first quarter of 2003. This growth was primarily attributable to the strengthening of the euro and the British pound relative to the U.S. dollar and to an increase in average dollar content per vehicle, which was positively impacted by new product launches during the second half of 2003 including the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy.

Production Sales - Closure Systems:

Production sales for the Closure business increased 32% to $295.8 million for the first quarter of 2004 from $224.0 million for the first quarter of 2003. This growth was primarily the result of the strengthening of the Canadian dollar and euro relative to the U.S. dollar and an increase in average dollar content per vehicle from the first quarter of 2003 as a result of new products launched during 2003.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first quarter of 2004 increased by $0.7 million to $83.9 million from $83.2 million for the first quarter of 2003. Tooling and engineering sales increased by $5.4 million to $75.7 million in the Interior business and decreased by $4.7 million to $8.2 million in the Closure business for the first quarter of 2004 compared to the first quarter of 2003.

Gross Margin

Three month periods ended March 31	2004	2003

Gross margin	$163.5	$123.8

Gross margin as a percentage of total sales	11.7%	12.1%

Gross margin as a percentage of sales decreased from 12.1% to 11.7% primarily as a result of a $4.0 million charge relating to the writedown of inventory at two reorganized facilities in the Europe Interior Systems segment, a $2.5 million charge for severance and termination costs relating to the closure of a European facility in the Closure Systems segment, operating inefficiencies at certain divisions and increased commodity prices. These negative impacts have been partially offset by sales from new products launched during the first quarter of 2004 and in the second half of 2003.

Operating Income

Three month periods ended March 31	2004	2003

Gross margin	$163.5	$123.8
Less:
Depreciation and amortization	26.9	23.5
Selling, general and administrative	63.3	54.0
Affiliation and social fees	18.3	15.6

Operating income	$55.0	$30.7

Depreciation and amortization as a percentage of total sales	1.9%	2.3%

Selling, general and administrative expenses as a percentage of total sales	4.5%	5.3%

Depreciation and amortization:  Depreciation and amortization expense increased by $3.4 million to $26.9 million for the first quarter of 2004 from $23.5 million for the first quarter of 2003. This was a result of the Company's continuing investment in capital to support new production programs and facilities, and the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the first quarter of 2004 compared to the first quarter of 2003.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $9.3 million to $63.3 million for the first quarter of 2004 from $54.0 million for the first quarter of 2003. The increase in SG&A costs is primarily a result of the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense in the first quarter of 2004 and the incremental costs associated with the launch of new business and new facilities during the first quarter of 2004 and during 2003.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the first quarter of 2004 were $18.3 million reflecting an increase of $2.7 million compared to the $15.6 million expensed in the first quarter of 2003. The increase in fees is reflective of the increase in sales and pretax profits in the first quarter of 2004 compared to the first quarter of 2003.

Operating Income

Three month periods ended March 31	2004	2003

Interior Systems
North America	$45.2	$12.6
Europe	(7.1)	3.3
Closure Systems	17.2	14.6
Corporate	(0.3)	0.2

Operating Income	$55.0	$30.7

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business increased by $32.6 million to $45.2 million for the first quarter of 2004 from $12.6 million for the first quarter of 2003. Operating income was positively impacted by increased sales from new product launches as well as the strengthening of the Canadian dollar relative to the U.S. dollar. These increases have been partially offset by operating inefficiencies at certain divisions, increased commodity prices, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities and increased SG&A costs and affiliation fees associated with the increase in sales.

Europe:  Operating income for the European Interior business decreased by $10.4 million to an operating loss of $7.1 million for the first quarter of 2004 from operating income of $3.3 million for the first quarter of 2003. The decrease in operating income is primarily the result of a $4.0 million charge relating to the writedown of inventory at two reorganized facilities, operating inefficiencies at certain facilities, higher than expected costs associated with the launch of new products and also by the strengthening of the euro and British pound relative to the U.S. dollar which magnified operating losses at certain European operations on the translation to the Company's U.S. dollar reporting currency.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $2.6 million to $17.2 million for the first quarter of 2004 from $14.6 million for the first quarter of 2003. Operating income was positively impacted by operating improvements at certain divisions, increased content from new product launches during 2003 and by the strengthening of the Canadian dollar relative to the U.S. dollar. These positive impacts were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a division, increased commodity prices, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities and increased SG&A costs and affiliation fees associated with the increase in sales.

Operating Income - Corporate:

Corporate operating income for the first quarter of 2003 decreased by $0.5 million from operating income of $0.2 million to an operating loss of $0.3 million.

Other Items

Three month periods ended March 31	2004	2003

Operating income	$55.0	$30.7
Interest expense, net	1.1	0.5
Amortization of discount on Convertible Series Preferred Shares	1.5	3.0
Equity income	(0.4)	(0.3)

Income before income taxes and minority interest	52.8	27.5
Income taxes	22.6	13.0
Minority interest	0.3	0.1

Net income from continuing operations	29.9	14.4
Net loss from discontinued operations	5.3	0.8

Net income	24.6	13.6
Financing charge on Convertible Series Preferred Shares	1.5	0.4

Net income attributable to Class A Subordinate Voting and Class B Shares	$23.1	$13.2

Interest expense, net:  The Company's interest expense for the first quarter of 2004 increased $0.6 million to $1.1 million from $0.5 million for the first quarter of 2003. The increase in net interest expense is primarily a result of interest expense on bank indebtedness and long-term debt balances partially offset by interest on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $1.5 million charge relating to the Company's amortization of discount on the Convertible Series Preferred Shares classified as debt was incurred during the first quarter of 2004 compared to $3.0 million in the first quarter of 2003. The decrease of amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1, Convertible Preferred Shares being fully amortized at December 31, 2003.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 42.8% for the first quarter of 2004 compared to 47.3% for the first quarter of 2003. Excluding the impact of losses not benefited and the non-deductible amortization of discount on Convertible Series Preferred Shares, the effective tax rate was approximately 34% for both the first quarter of 2004 and 2003.

Net income from continuing operations:  Net income from continuing operations increased by $15.5 million to $29.9 million for the first quarter of 2004 compared to $14.4 million for the first quarter of 2003. The increase is primarily attributable to increased operating income resulting from increased sales from the launch of new products during the first quarter of 2004 and during 2003, operating improvements at certain divisions and decreased amortization of discount on Convertible Series Preferred Shares. These increases in net income were partially offset by a $4.0 million charge (before tax recovery) relating to the writedown of inventory at two reorganized divisions in the Europe Interior Systems segment, a $2.5 million charge for severance and termination costs relating to the closure of a European manufacturing facility reported in the Closure Systems segment, operating inefficiencies at certain of the Company's divisions, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales, increased commodity prices, and the strengthening of the euro relative to the U.S. dollar which had the effect of magnifying losses at certain European operations on the translation to the Company's U.S. dollar reporting currency.

Net loss from discontinued operations:  Net loss from discontinued operations for the first quarter of 2004 is a result of a $5.3 million loss on the sale of a manufacturing facility formerly reported in the European Interior Systems segment. This loss includes a $1.8 million charge for write-off of future tax assets. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of operations of the discontinued operations have been segregated from the results of continuing operations. For the first quarter of 2003, the Company incurred a net loss from discontinued operations of $0.8 million on $11.7 million of sales. For the full year of 2003, the Company incurred a net loss from discontinued operations of $0.4 million on $47.5 million of sales.

Financing charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.5 million for the first quarter of 2004 compared to $0.4 million for first quarter of 2003. The increase is a result of the dividend equity component of the Series 1, Convertible Preferred Shares being fully utilized.

Earnings Per Share

Three month periods ended March 31	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations (U.S. $)
Basic	$0.58	$0.29
Diluted	$0.49	$0.28

Earnings per Class A Subordinate Voting or Class B Share (U.S. $)
Basic	$0.47	$0.27
Diluted	$0.41	$0.26

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.2	48.2
Diluted	64.1	63.1

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for the first quarter of 2004 was $0.49 compared to $0.28 for the first quarter of 2003. The increase in diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for the first quarter of 2004 compared to the first quarter of 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share was $0.08 and $0.02 for the first quarters of 2004 and 2003, respectively. The 2003 full year impact of discontinued operations on diluted earnings per share was $0.01.

During the first quarter of 2004, the Company issued 308,608 Class A Subordinate Voting Shares to the Intier Employee Equity and Profit Participation Program. The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash from Operating Activities

Three month periods ended March 31	2004	2003

Net income	$29.9	$14.4
Items not involving current cash flows	37.5	32.5

	67.4	46.9
Change in non-cash working capital	6.0	44.7

	$73.4	$91.6

During the first quarter of 2004, cash from operations before changes in working capital increased by $20.5 million to $67.4 million from $46.9 million for the first quarter of 2003. The increase was primarily a result of an increase in net income of $15.5 million and an increase in non-cash items of $5.0 million representing higher future tax expense, higher depreciation expense and other non-cash charges. The $6.0 million of cash generated from working capital during the first quarter of 2004 is the result of $149.9 million increase in accounts payable and accrued liabilities, offset by a $141.9 million increase in accounts receivable, and $2.0 million increase in other working capital. The increase in accounts payable and accrued liabilities and accounts receivable is primarily attributable to new programs launched in the first quarter of 2004 and in the latter part of 2003.

Investing Activities

Three month periods ended March 31	2004	2003

Capital asset additions	$(25.3)	$(23.9)
Investments and other asset additions	(4.5)	(1.9)
Proceeds from disposition of capital assets and other	0.7	0.1

	$(29.1)	$(25.7)

Cash used for capital assets, investment and other asset spending was $29.8 million for the first quarter of 2004 compared to $25.8 million for 2003. This use of funds was partially offset by cash received from normal course capital and other asset dispositions of $0.7 million during the first quarter of 2004 compared to $0.1 million for 2003.

Financing Activities

Three month periods ended March 31	2004	2003

(Decrease) increase in bank indebtedness	$(7.9)	$3.8
Repayments of long-term debt and other long-term liabilities	(2.4)	(1.0)
Issue of Class A Subordinate Voting Shares	5.4	-
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.7)	(2.8)

	$(12.5)	$(2.4)

Cash used in financing activities was $12.5 million for the first quarter of 2004 compared to $2.4 million for the first quarter of 2003. Cash used in financing activities for the first quarter of 2004 included net repayments of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $10.3 million. Cash generated from financing activities for the first quarter of 2003 included net issues of debt of $2.8 million. Dividends paid during the first quarter of 2004 were $0.10 per class A Subordinate Voting and Class B Share totalling $4.9 million compared to $0.05 per Class A Subordinate Voting and Class B Share during the first quarter of 2003, totalling $2.4 million. Dividends paid on Convertible Series Preferred Shares for the first quarter of 2004 were $2.7 million compared to $2.8 million for the first quarter of 2003. In addition, during the first quarter of 2004, 308,608 Class A Subordinate Voting Shares were issued for total proceeds of $5.1 million to the Intier Employee Equity and Profit Participation Program. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares relates to the exercise of options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), was 3.5% at March 31, 2004 compared to 7.8% at December 31, 2003.

The above net debt total capitalization figures treat the liability portion ($216.2 million and $214.7 million as at March 31, 2004 and December 31, 2003, respectively) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna on or after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

Unused and Available Financing Resources

Cash on hand increased to $245.5 million at March 31, 2004 from $216.7 million at December 31, 2003. At March 31, 2004, the Company had credit facilities of $503.2 million, of which $434.2 million are unused and available. $361.6 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated companies are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at March 31, 2004, $39.2 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's March 31, 2004 consolidated balance sheet.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected that the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2004 through to 2006.

Capital and investment spending for existing businesses and projects is expected to range between $130 million and $150 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of its 2004 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payment terms could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $73.4 million for the three month period ended March 31, 2004 compared to $91.6 million for the three month period ended March 31, 2003.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts. There have been no significant changes to the Company's operating lease commitments since December 31, 2003.

Guarantees

In February of 2003, the Canadian Institute of Chartered Accountants ("CICA") approved an Accounting Guideline, AcG-14, "Disclosure of Guarantees" ("AcG-14"). The guidelines require financial statement disclosures to be made by a guarantor about its obligations under guarantees. The Guideline is applicable for interim and annual periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

Accounting Changes

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained earnings	(3.7)
Currency translation adjustment	(0.8)

$6.1

The retroactive changes to the Consolidated Statement of Income for the three month period ended March 31, 2003 are as follows:

Depreciation and amortization	$0.1

Operating loss	(0.1)
Interest expense	0.2
Income taxes	(0.1)

Net loss	$(0.2)

Loss per Class A Subordinate Voting or Class B Share:
Basic	$(0.01)
Diluted	$(0.01)

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three month period ended March 31, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three month periods ended March 31, 2004 and 2003, the Company recognized compensation expense of $0.1 million and nil.

FORWARD LOOKING STATEMENT DISCLAIMER

This MD&A contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, industry cyclicality, trade and labour disruptions, pricing concessions and cost absorptions, product warranty, recall and product liability costs, dependence on certain products, vehicles and major OEM customers, program launch delays, movement to lower cost jurisdictions, currency exposure, failure in implementing Company strategy, supplier relationships, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.